Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156479

GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED DECEMBER 18, 2012

TO PROSPECTUS DATED APRIL 19, 2012

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated April 19, 2012 and the sticker supplements dated June 18, 2012, August 21, 2012, October 5, 2012 and November 15, 2012. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” “Company” and “Global Growth Trust” include Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of December 17, 2012.

RECENT DEVELOPMENTS

Circle Alexander Village Development Project in Charlotte, North Carolina

On November 27, 2012, we acquired, through a joint venture in which we own a 60% interest, a 22-acre parcel of land located in Charlotte, North Carolina, on which the joint venture will develop, construct and operate a multifamily residential complex consisting of an aggregate of 320 units, which will be named “Circle Alexander Village.” The purchase price for the land was $3.2 million, and the total estimated budget for the development project is approximately $33.6 million, inclusive of the purchase price of the land. Our joint venture partner for the development project is an affiliate of Crescent Resources LLC. Our total capital commitment to the joint venture is approximately $5.2 million, from which certain initial development costs will be funded. Our joint venture partner’s capital commitment is approximately $3.5 million. The balance of the development and construction costs of the project will be funded by draws on a $25.0 million construction loan from Regions Bank. For detailed information regarding the Circle Alexander Village development project and our joint ventures with Crescent Resources, LLC, see, “OUR INVESTMENTS - Our Joint Venture Agreements – Crescent Resources,” below.

Aura Castle Hills Development Project in Lewisville, Texas

On November 30, 2012, we acquired, through a joint venture in which we own a 54% interest, a 16-acre parcel of land located in Lewisville, Texas, on which this joint venture will develop, construct and operate a multifamily residential complex consisting of an aggregate of 316 units, which will be named “Aura Castle Hills.” The purchase price for the land was $4.4 million, and the total estimated budget for the development project is approximately $34.9 million, inclusive of the purchase price of the land. Our joint venture partners for the development project are affiliates of Trinsic Residential Group, LP, and Hunt Realty Investments. Our total capital commitment to the joint venture is approximately $5.7 million; and our joint venture partners’ respective capital commitments are approximately $3.8 million and $1.1 million, respectively. The balance of the development and construction costs of the project will be funded by draws on a $24.4 million construction loan from JPMorgan Chase Bank, N.A. For detailed information regarding the Aura Castle Hills development project and our joint venture with Trinsic Residential Group, LP, and Hunt Realty Investments, see, “OUR INVESTMENTS - Our Joint Venture Agreements – Trinsic and Hunt Realty,” below.

Management Changes

Effective December 10, 2012, the Board accepted the resignation of Robert A. Bourne as chief executive officer of the Company, and appointed with immediate effect Andrew A. Hyltin to serve as the Company’s new chief executive officer. Mr. Hyltin will retain his title as President. Also effective as of December 10, 2012, the Board appointed Scott C. Hall as the Company’s senior vice president of operations, and John F. Starr as the Company’s chief portfolio management officer. Further, effective as of April 1, 2013, the Board appointed Rosemary Q. Mills as the Company’s chief financial officer and treasurer. Ms. Mills will succeed Steven D. Shackelford who will step down as chief financial officer of the Company as of April 1, 2013, but will remain on as an executive vice president of the Company. See, “MANAGEMENT,” below.

PROSPECTUS SUMMARY

Our Real Estate Portfolio

The following “ – Our Real Estate Portfolio” and “ – Potential Investment Opportunities” are new sections to “PROSPECTUS SUMMARY,” between sections “ – Investment Strategy” and “ – Borrowing Policies” at page 3 of the prospectus. These sections update and replace the corresponding sections in the sticker supplement dated October 5, 2012.

As of the date of this sticker supplement, our existing real estate portfolio consisted of the acquired properties set forth in the table that follows:

Property Name and Location	Type	Date Acquired	Operator/ Developer	Ownership Interest	Square Footage or Number of Units Upon Completion	Development Budget (in millions) (1)	Equity Commitment by Company (in millions)	Mortgage/ Construction Loan (in millions)

Acquired Properties:

Long Point Development Mount Pleasant (Charleston), SC	Class A Multi- family	05/20/11	Woodfield (2)	95%	258 units	$28.6	$6.8	$21.4

Gwinnett Center Duluth, GA	Office	10/17/11	N/A	100%	263,742 sf	$18.3	$7.1	$11.2

Whitehall Development Charlotte, NC	Class A Multi- family	02/24/12	Woodfield (2)	95%	298 units	$29.7	$7.1	$22.3

Crosstown Development Tampa, FL	Class A Multi- family	03/27/12	Crescent (3)	60%	344 units	$37.1	$6.2	$26.7

Circle Alexander Village Development Charlotte, NC	Class A Multi- family	11/27/12	Crescent (3)	60%	320 units	$33.6	$5.2	$25.0

Aura Castle Hills Development Lewisville, TX	Class A Multi- family	11/30/12	Hunt Realty and Trinsic (4)	54%	316 units	$34.9	$5.7	$24.4

(1)

For the multifamily development properties, the total development budget includes the cost of the land, construction costs, development fees, financing costs, start-up costs and initial operating deficits of the respective property. For Gwinnett Center, the total development budget includes the purchase price for the property, as well as budgeted capital improvements and future leasing commissions and tenant improvements. The amounts presented do not include investment services fees payable to our advisor in connection with the acquisition of the property.

(2)

These properties are owned through joint ventures in which Woodfield Investments, LLC or one of its affiliates (i) is our joint venture partner, (ii) serves as developer of the project and (iii) provides any lender required guarantees on the loan. The terms of the joint venture are as described under “OUR INVESTMENTS - Our Joint Venture Agreements – Woodfield Investments” in the sticker supplement dated October 5, 2012.

(3)

These properties are owned through separate joint ventures in which Crescent Resources, LLC or one of its affiliates (i) is our joint venture partner, (ii) serves as developer and general contractor of the project, and (iii) provides lender required guarantees on the loan. The terms of the joint venture are as described under “OUR INVESTMENTS - Our Joint Venture Agreements – Crescent Resources.”

(4)

This property is owned through a joint venture in which Trinsic Residential Group, LP and/or Hunt Realty Investments, or one of their affiliates (i) are our joint venture partners, (ii) serves as developer of the project, and (iii) provides lender required guarantees on the loan. The terms of the joint venture are as described under “OUR INVESTMENTS - Our Joint Venture Agreements – Trinsic and Hunt Realty.”

Potential Investment Opportunities

In addition to our real estate portfolio described above, as of the date of this sticker supplement, our advisor and its sub-advisors have identified a pipeline of potential multifamily development opportunities with an aggregate development budget in excess of $400 million. We currently are pursuing the following properties in that pipeline and we believe that such opportunities are representative of the types of properties we may acquire in the future.

Property Location	Type	Number of Units Upon Completion	Expected Development Budget (in millions) (1)	Expected Equity Investment by Company (in millions)	Expected Mortgage Financing on Project (in millions) (2)

Other Potential Investment Opportunities:

Development Property Katy, TX (3)	Class A Multifamily	291 units	$31.8	$8.6	$21.5

Development Property Orlando, FL (3)	Class A Multifamily	276 units	$30.6	$5.5	$21.4

Development Property Chapel Hill, NC (3)	Class A Multifamily	154 units	$20.9	$3.8	$15.1

Development Property Nashville, TN (3)	Class A Multifamily	250 units	$37.0	$6.6	$25.9

Development Property Austin, TX (3)	Class A Multifamily	343 units	$40.9	$11.1	$36.9

Development Property Atlanta, GA (3)	Class A Multifamily	353 units	$32.6	$7.3	$24.5

(1)

For the development properties, the estimated total development budget includes the cost of the land, construction costs, development fees, financing costs, start-up costs and initial operating deficits of the respective property. The amounts presented do not include investment services fees that would be payable to our advisor in connection with the acquisition of the property.

(2)

Approximately 65% - 70% of the expected development budget is expected to be financed with mortgage construction financing at market rates and terms. As of the date of this sticker supplement, we have not obtained a commitment from a lender for all of such financing. There is no guarantee financing will be obtained or, if obtained, on what terms.

(3)

These properties are expected to be owned through separate joint ventures in which we will own an interest in excess of 50%, with terms similar to the terms as described under “OUR INVESTMENTS – Our Joint Venture Agreements,” below and in the sticker supplement dated October 5, 2012.

As of the date of this sticker supplement, we have not yet entered into a binding contract to acquire the properties identified as potential investment opportunities above. In addition, our advisor is in the process of performing its evaluation and may not have completed its due diligence review of the property, the acquisition may not have been approved by our investment committee or our board of directors, and a financing commitment may not have been obtained from a lender. The acquisition of such properties is further contingent upon the receipt of adequate equity proceeds, and on obtaining third party financing, which may not be available on reasonable terms or at all. Therefore, there is no guarantee that we will continue to pursue these potential investments or that, if pursued, the transactions will ultimately be completed or, if completed, on the terms described in this sticker supplement.

We will supplement our prospectus to provide descriptions of any additional material properties and other material real estate investments that we acquire or become probable of acquisition during the course of this offering. For a discussion of our real properties and leases, and other properties identified as potential investment opportunities, see “OUR INVESTMENTS.”

Our Offering

The sticker supplement dated October 5, 2012 superseded and replaced the entire section “PROSPECTUS SUMMARY – Our Offering,” which appears on page 14 of the prospectus. The following now supersedes and replaces in full the first paragraph of the section “PROSPECTUS SUMMARY – Our Offering,” which appears on page 4 of the October 5, 2012 sticker supplement.

On October 20, 2009, we commenced this offering of up to $1,500,000,000 (150,000,000 shares) of our common stock. As of September 30, 2012, we had received total offering proceeds of approximately $61.5 million (6.2 million shares) in connection with this offering. During the period October 1, 2012 through December 17, 2012, we received additional subscriptions proceeds of approximately $4.7 million (0.5 million shares) from our offering. As of that date, we have not issued any shares under our distribution reinvestment plan. The shares sold and the gross offering proceeds received from such sales do not include 22,222 shares purchased by our advisor for $200,000 preceding the commencement of our offering and do not include 591,709 shares issued as stock distributions. As of December 17, 2012, there remained approximately 143.4 million shares of common stock to be offered and sold in this offering, including shares reserved for issuance under our distribution reinvestment plan. Our initial public offering will terminate no later than April 7, 2013.

OUR INVESTMENTS.

Our Real Estate Portfolio

The sticker supplement dated October 5, 2012 superseded and replaced the entire section “OUR INVESTMENTS,” which began on page 82 of the prospectus. The following now supersedes and replaces “OUR INVESTMENTS – Our Real Estate Portfolio” which begins on page 9 of the October 5, 2012 sticker supplement.

We make real estate investments directly through entities wholly owned by our Operating Partnership, or indirectly through other entities. As of the date of this sticker supplement, we owned the following properties:

•

a development property which opened in phases and became fully operational on November 9, 2012, consisting of 258-unit Class A garden-style apartments in Mount Pleasant, South Carolina, a submarket of Charleston, which was acquired by a joint venture in which we hold a 95% equity interest;

•

a three building, multi-tenant office complex in Duluth, Georgia, which previously was a bank owned property (“REO” property) that we were able to buy at a considerable discount to its replacement cost. We are in the process of making certain improvements to the property and repositioning it for the market;

•

a development property currently under construction as a 298-unit Class A garden-style apartment community in Charlotte, North Carolina, which was acquired by a joint venture in which we hold a 95% equity interest;

•

a development property currently under construction as a 344-unit Class A garden-style apartment community in Tampa, Florida, which was acquired by a joint venture in which we hold a 60% equity interest;

•

a newly acquired development property for which construction will begin in the first quarter of 2013 on a 320-unit Class A garden-style apartment community in Charlotte, North Carolina, which was acquired by a joint venture in which we hold a 60% equity interest; and

•

a newly acquired development property for which construction will begin in December 2012 on a 316-unit Class A garden-style apartment community in Lewisville, Texas, which was acquired by a joint venture in which we hold a 54% equity interest.

We or our joint ventures acquired fee simple interests in all our properties and all of our real property ownership interests were acquired from third parties not affiliated with us or our advisor.

The tables on the following pages provide summary information regarding the six properties in which we owned an interest as of the date of this sticker supplement. Unless specified otherwise, all data is as of September 30, 2012.

Real Property Portfolio

The following is a summary of our real property investments as of the date of this sticker supplement, unless otherwise noted:

Property Name and Location	Type	Ownership Interest (1)	Acquisition Date Information			Total	Approximate Rentable Space or	Effective Monthly Base Rent or
			Date Acquired	Contract Purchase Price(2) (in millions)	Estimated Going- In Cap Rate (3)	Develop- ment Budget (in millions)(4)	Number of Units and Total Square Feet of Units	Average Effective Monthly Rent Per Unit(5)	Approx- imate % Leased

Long Point Development(6) Mount Pleasant, SC	Multi-family	95%	05/20/11	$3.4	N/A	$28.6	(6)(7)	$1,281(7)	(7)

Gwinnett Center Duluth, GA	Office	100%	10/17/11	$14.1	N/A(8)	$18.3	263,742	$1.36(8)	48%(8)

Whitehall Development(9) Charlotte, NC	Multi-family	95%	02/24/12	$2.9	N/A	$29.7	(9)	N/A	N/A

Crosstown Development(10) Tampa, FL	Multi-family	60%	03/27/12	$4.3	N/A	$37.1	(10)	N/A	N/A

Circle Alexander Village Development (11) Charlotte, NC	Multi-family	60%	11/27/12	$3.2	N/A	$33.6	(11)	N/A	N/A

Aura Castle Hills Development (12) Lewisville, TX	Multi-family	54%	11/30/12	$4.4	N/A	$34.9	(12)	N/A	N/A

(1)

Properties in which we do not own 100% of the ownership interests were acquired through joint ventures with unaffiliated third parties. In each of our joint venture arrangements, our joint venture partner or its affiliates manage the development, construction and/or certain day-to-day operations of the property. Generally, distributions of proceeds from a capital event, such as a sale of the property, will be distributed pro rata until the members of the joint venture receive a specified minimum return on their invested capital and the return of their invested capital, and thereafter, our co-venture partner will receive a disproportionate higher share of any remaining sale proceeds at varying levels based on our having received certain minimum threshold returns. We have determined these joint ventures are variable interest entities in which we are the primary beneficiary. As such, the transactions and accounts of the three joint ventures are consolidated in our financial statements.

(2)	Purchase price excludes closing costs.

(3)

Represents the estimated going-in capitalization rate for the property. The estimated going-in capitalization rate was determined by dividing the property’s projected annualized net operating income (“NOI”) as of the date of acquisition by the property’s purchase price, excluding the Investment Services Fee paid to our advisor and closing costs. For this purpose, NOI consists of rental income and any expense reimbursements from the in-place leases reduced by property operating expenses. The projected NOI includes assumptions which may not be indicative of the actual future performance of the property, and the actual economic performance of each property for our period of ownership may differ materially from the amounts used in calculating the estimated going-in capitalization rate. These assumptions may include, but not be limited to, assumptions that in-place tenants will continue to perform under their lease agreements during the 12 months following our acquisition of the property, and assumptions concerning estimates of timing and rental rates related to re-leasing vacant space.

(4)

For the multifamily development properties, the total development budget includes the cost of the land, construction costs, development fees, financing costs, start-up costs and initial operating deficits of the respective property. For Gwinnett Center, the total development budget includes the purchase price for the property, as well as budgeted capital improvements and future leasing commissions and tenant improvements. In each case, the amounts presented exclude Investment Services Fees paid to our advisor in connection with the acquisition of the property.

(5)

Once construction is completed and leasing commences for our multifamily properties, the average effective monthly rent per unit will be calculated based on the then current, in-place monthly base rent for leases. For other commercial properties, annualized base rent for the property is calculated by annualizing the then current, in-place monthly base rent for leases, and excludes tenant reimbursements, straight-line rent adjustments and amortization of above- and below-market leases intangibles. This information is presented as of September 30, 2012.

(6)	Development of the Long Point Property, a 258-unit Class A garden-style apartment development project, was completed in November 2012.

(7)

As of November 9, 2012, all buildings were operational and the asset was 86% leased as compared to an original expectation of 39% at this stage. Our expectation is that the property will be stabilized and fully leased by the first quarter of 2013. Because we anticipate the property achieving a stabilized occupancy of 94% eight months in advance of our original expectations, we expect total income on the property in 2013 to be approximately $4.1 million. This is 51% higher than our original 2013 projections. Per square foot rental rates have averaged $1.28 to date, a 21% increase over our original expectation at this stage.

(8)

Gwinnett Center is a three building office complex that was a lender owned, or “REO” property, which we acquired at a considerable discount to its replacement cost. We are in the process of making certain upgrades and other improvements to the property, and our investment objective for Gwinnett Center is to increase net operating income through the lease-up of existing vacancies and repositioning of the property. The effective monthly base rent and approximate percent leased presented in the table are as of September 30, 2012, at which time it was leased to 33 tenants with remaining lease terms expiring at various times during the next six years. Certain tenants have lease renewal options ranging from one to six years following the expiration of the current terms.

(9)

The Whitehall Property a 298 unit Class A garden-style apartment development project on approximately 13 acres, was under development as of September 30, 2012, and the project is progressing in line with management’s expectations, both as to cost and timing. Construction of the Whitehall Property commenced in the second quarter of 2012, and is expected to be completed in the first quarter of 2013.

(10)

The Crosstown Property, a 344-unit Class A garden-style apartment development project on approximately 25 acres, was under development as of September 30, 2012, and the project is progressing in line with management’s expectations, both as to cost and timing. Construction of the Crosstown Property commenced in the second quarter of 2012 and is scheduled to be completed in the second quarter of 2013.

(11)

The Circle Alexander Property, a 320-unit Class A garden-style apartment development project on approximately 22.43 acres, will be under development commencing the first quarter of 2013, and is targeted for completion in the second quarter of 2014.

(12)

The Aura Castle Hills Property, a 320-unit Class A garden-style apartment development project on approximately 22.43 acres, will be under development commencing with the first quarter of 2013, and is scheduled to be completed in the second quarter of 2014.

We believe that our real estate properties are suitable for their intended purposes and are adequately covered by insurance. Our properties are located in submarkets where there are a number of comparable properties that might compete with them.

Debt Obligations

As of September 30, 2012, we had borrowed approximately $31.1 million in connection with the acquisition and the development of our properties, representing an aggregate debt leverage ratio of approximately 34.4% of the aggregate book value of our assets. We had the following indebtedness as of September 30, unless otherwise noted:

Property and Related Loan	Outstanding Principal Balance (in millions)	Interest Rate	Payment Terms	Maturity Date(1)	% of Total Debt

Long Point Property Mortgage Construction Loan(2)	$18.2(3)	LIBOR plus 2.5%, adjusted monthly, with an all-in interest rate floor of 3.25% per annum	Monthly interest only payments through 5/20/2014. If extended, then P&I monthly installments calculated based on a 30-year amortization	05/20/14	58.6%

Gwinnett Center Mortgage Loan(4)	7.6(5)	Variable adjusted to the greater of (i) 4.95% or (ii) LIBOR+ 3.50% per annum(6)	Monthly interest only payments through 10/17/2014. If extended for 2 years, then monthly installments of $17,050 P&I, until maturity.	10/17/14	24.4

Whitehall Property Mortgage Construction Loan(7)	5.3(8)	LIBOR+ 2.25% per annum, adjusted monthly	Monthly interest only payments through 2/24/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	2/24/15	17.0

Crosstown Property Mortgage Construction Loan (9)	(10)	LIBOR plus 2.5%, adjusted monthly	Monthly interest only payments through 3/27/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	3/27/15	-

Circle Alexander Property Mortgage Construction Loan (11)	(12)	LIBOR plus 2.5%, adjusted monthly	Monthly interest only payments through 11/27/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	11/27/15	-

Aura Castle Hills Property Mortgage Construction Loan (13)	(14)	LIBOR plus 2.6%, adjusted monthly	Monthly interest only payments through 11/30/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	11/30/15 (plus two additional 12 -mo. extensions)	-

Total	$31.1				100.0%

(1)	Represents the initial maturity date (or, as applicable, the maturity date as extended as of September 30, 2012). The maturity date may be extended beyond the date shown.

(2)

The borrower is the Long Point Joint Venture and the construction loan is recourse against the Long Point Joint Venture. Principals of an affiliate of our joint venture partner have guaranteed the full amount of the loan. The loan may be prepaid in whole, but not in part, without penalty. The lender is Wells Fargo Bank, N.A.

(3)	The principal amount available for construction draws under the loan is $21.4 million. As of September 30, 2012, there remained available approximately $3.2 million for draws.

(4)

The borrower is a subsidiary of our Operating Partnership. The loan is recourse to the borrower. We provided a limited guaranty for (i) the repayment of 50% of the principal amount owed by the borrower under the loan, which may be reduced to 25% of such obligation if the borrower meets certain financial covenants, and (ii) 100% of other costs (including accrued and unpaid interest) outside of principal. The loan may be prepaid in full or in part at any time without penalty. The lender is RBC Bank.

(5)

The total principal amount of the loan available for borrowing is $11.2 million. At the closing of the acquisition of Gwinnett Center, a portion of the purchase price was funded from a $7 million draw on the loan. The remaining funds available under the loan of approximately $3.6 million are expected to be used to fund capital improvements and future leasing commissions and tenant improvements for leases meeting certain requirements.

(6)

The interest rate is subject to reduction to the greater of (i) 4.20% or (ii) LIBOR plus 3.50% per annum if a minimum debt service coverage ratio is attained. The interest rate is also subject to an increase of 0.30% if we maintain less than $0.8 million in a deposit account with the lender.

(7)

The borrower is the Whitehall Joint Venture and the construction loan is recourse against the Whitehall Joint Venture. Certain affiliates of our joint venture partner have guaranteed the loan, subject to their liability being reduced (i) to 50% at the time a certificate of occupancy for the project is issued and (ii) thereafter to 30% upon certain debt covenants of the loan being achieved. The loan may be prepaid in whole, but not in part, without penalty. The lender is Regions Bank.

(8)

The principal amount available for certain development costs and construction costs under the loan is $22.3 million. As of September 30, 2012, there remained available approximately $17.0 million for draws.

(9)

The borrower is the Crosstown Joint Venture and the loan is recourse against the Crosstown Joint Venture. Certain affiliates of our joint venture partner have provided the lender with a completion guaranty for the project and a 50% repayment guarantee for the principal amount of the loan. During the term of the construction loan, the repayment guarantee may be reduced to between 35% and 15% of the principal amount of the loan if certain conditions are met. The loan may be prepaid in whole, but not in part, without penalty. The lender is US Bank National Association.

(10)

The principal amount available for certain development costs and construction costs under the loan is $26.7 million. As of September 30, 2012, there remained available approximately $26.7 million for draws.

(11)

The borrower is the Circle Alexander Joint Venture and the construction loan is recourse to the borrower. The loan may be prepaid in full or in part at any time without fee, premium or penalty. Loan extensions are subject to certain conditions and the payment of a loan extension fee. Assuming two extensions of the initial term, the estimated outstanding principal balance of the construction loan would be approximately $24.5 million at the end of the second extension period. The construction loan requires commencement of construction within 90 days, and completion within two years of the closing of the construction loan. The loan is secured by the Circle Alexander Property and all improvements constructed thereon. Certain affiliates of our joint venture partner have provided the lender with completion and repayment guarantees. The lender is Regions Bank.

(12)	The principal amount available for certain development costs and construction costs under the loan is $25.0 million.

(13)

The borrower is the Aura Castle Hills Joint Venture and the construction loan is recourse to the borrower. With advance notice, the loan may be prepaid in full or in part, subject to required break funding payments. Loan extensions are subject to certain conditions and the payment of a loan extension fee. Assuming two extensions of the initial term, the estimated outstanding principal balance of the construction loan would be approximately $24.2 million at the end of the second extension period. The construction loan is secured by the Aura Castle Hills Property and all improvements constructed thereon. An affiliate of our Trinsic JV Partner has provided the lender with completion and repayment guarantees. The lender is JPMorgan Chase Bank, N.A.

(14)	The principal amount available for certain development costs and construction costs under the loan is $24.4 million.

Generally, the loan agreements for our loans contain customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, as set forth in the loan agreements. The loan agreements also contain customary events of default and remedies for the lenders. The borrowers are normally the joint ventures that own the properties, or in the case where we own 100% of the fee simple interest in the property, the borrowers are direct or indirect subsidiaries of our Operating Partnership.

Our Investments

The sticker supplement dated October 5, 2012 superseded and replaced the entire section “OUR INVESTMENTS,” which began on page 82 of the prospectus. The following contains certain information that supplements and updates the information under, and should be read together with, the subsection “OUR INVESTMENTS - Our Investments” beginning on page 12 of the October 5, 2012 sticker supplement.

Set forth below is certain information about the investments we owned as of the date of this sticker supplement. In evaluating such investments, we consider a variety of factors, such as functionality and property condition, price per square foot, replacement cost, population growth and other market fundamentals such as regional and local economic conditions. Our properties will be subject to competition from similar properties within their market areas and their economic performance could be affected by changes in local economic conditions. We pay our advisor and its affiliates certain fees and reimbursements in connection with the acquisition and management of our properties as described in the sections of our prospectus entitled “Management Compensation” and “Certain Relationships and Related Transactions.”

Circle Alexander Village Property, Charlotte, North Carolina

On November 27, 2012, GGT Crescent Alexander NC Venture, LLC, a joint venture in which we own a 60% interest (the “Circle Alexander Joint Venture”), closed on the acquisition of a fee simple interest in a 22.43-acre parcel of land (the “Circle Alexander Property”) located in Charlotte, North Carolina, on which the Circle Alexander Joint Venture will develop, construct and operate a multifamily residential complex to be known as “Circle Alexander Village” (the “Circle Alexander Project”). We formed the Circle Alexander Joint Venture through our affiliate, GGT Crescent Alexander Holdings LLC, together with our joint venture partner, Crescent Alexander Village I, LLC (the “Crescent JV Partner”), an affiliate of Crescent Resources LLC (“Crescent Resources”). The purchase price for the Circle Alexander Property was $3.2 million (the “Purchase Price”). Concurrent with the acquisition of the Circle Alexander Property, we made an initial capital contribution to the Circle Alexander Joint Venture in the amount of $2.3 million, which funded the Purchase Price of the Circle Alexander Property, related closing costs, and certain expenses, fees and pre-development costs.

The Circle Alexander Project will consist of 12 three- and four-story buildings and four cottages, for an aggregate of 320 residential “Class A” garden-style units. The estimated development and construction costs for the Circle Alexander Project, inclusive of the land, is approximately $33.6 million. We will be required to fund the balance of our total $5.185 million capital commitment to the Circle Alexander Joint Venture, during the initial development period, from which certain initial development costs will be funded. The Crescent JV Partner agreed to fund its 40% interest in the Circle Alexander Joint Venture with contributions of certain initial development fees and construction management fees in the aggregate amount of approximately $3.46 million. The balance of the development and construction costs of the Circle Alexander Project will be funded by draws on a $25.0 million construction loan from Regions Bank.

Crescent Development, LLC, an affiliate of Crescent Resources will serve as the developer for the Circle Alexander Project, and shall be entitled to a fee equal to approximately $1.0 million for such services. In addition, Crescent Multifamily Construction, LLC, also an affiliate of Crescent Resources, will serve as the general contractor for the Circle Alexander Project (the “General Contractor”). The General Contractor will be entitled to a fee equal to approximately $1.3 million for its services.

Construction on the Circle Alexander Project is planned for the first quarter of 2013, with completion targeted for the second quarter of 2014. After construction is completed, it is contemplated that Circle Alexander Village will be managed by a national property management firm that specializes in the on-site management of multifamily properties.

Crescent Resources, a real estate development group, is based in Charlotte, North Carolina, and has a long history of development of properties over various sectors, including 50 master-planned, single-family communities, 15 multifamily communities, and approximately 25 million square feet of commercial space. We are not affiliated with Crescent Resources or the Crescent JV Partner, however, the Circle Alexander Project is our second joint venture project with Crescent Resources. Our first joint venture with Crescent Resources was formed in March 2012, for the purpose of acquiring 25 acres of land, located in a sub-market of Tampa, Florida, on which we are currently developing a 344-unit multifamily residential complex (the “Circle Crosstown Project”). The Circle Crosstown Project is expected to be completed in the third quarter of 2013.

In connection with our investment in the Circle Alexander Property, we paid our advisor an Investment Services Fee of $349,000, which is equal to 1.85% of our pro rata share of the purchase price of the Circle Alexander Property, and budgeted development and construction costs relating to the Circle Alexander Project. Upon completion of the Circle Alexander Project, the advisor will determine the actual amounts paid, and to the extent the actual amounts vary from the budgeted amounts, on which the Investment Services Fee was initially based, the advisor will reimburse or invoice us, as applicable, for 1.85% of the budget variance, such that the Investment Services Fee paid to the advisor is ultimately 1.85% of the amounts expended on such development and construction.

Certain Investment Considerations.    We believe that the acquisition and development of the Circle Alexander Property is consistent with our growth strategy based on the factors discussed in the sticker supplement dated October 5, 2012, under “- Investment Focus on Multifamily Development,” and various other considerations, including the following factors. The Circle Alexander Property is located in the University Research Park section of Charlotte, North

Carolina, within a short commute to Charlotte’s major job centers. In addition, the Circle Alexander Property is within close proximity to major retail centers, restaurants and various other amenities. University Research Park is a 2,200+-acre office park that is home to approximately 200 companies and more than 25,000 jobs. With an estimated population of 1.75 million people, the Charlotte Metropolitan Statistical Area (“MSA”) experienced population growth of more than 21% between 2000 and 2009, ranking among the nation’s fastest growing MSAs. Area residential trends are moving away from home ownership and we believe there is significant demand in the area for high quality, newly constructed apartments. Given the foregoing factors, management believes that there will be continued population and job growth that will create demand for apartment communities in the area.

Aura Castle Hills Property, Lewisville, Texas

On November 30, 2012, GGT TRG Castle Hills TX, LLC, a joint venture in which we own a 54% interest (the “Aura Castle Hills Joint Venture”), closed on the acquisition of a fee simple interest in a 16-acre parcel of land (the “Aura Castle Hills Property”) located in Lewisville, Texas, on which the Aura Castle Hills Joint Venture will develop, construct and operate a multifamily residential complex to be known as “Aura Castle Hills” (the “Aura Castle Hills Project”). We formed the Aura Castle Hills Joint Venture through our affiliate, GGT Castle Hills Holdings, LLC, together with our joint venture partners, HRI TRG Castle Hills, LLC (the “Hunt JV Partner”), an affiliate of Hunt Realty Investments (“Hunt Realty”), and TRG Castle Hills L.P. (the “Trinsic JV Partner”), an affiliate of Trinsic Residential Group, LP, a real estate development group (“Trinsic”). The purchase price for the Aura Castle Hills Property was $4.42 million (the “Purchase Price”). Concurrent with the acquisition of the Aura Castle Hills Property, we made an initial capital contribution to the Aura Castle Hills Joint Venture in the amount of $3.5 million, which funded the Purchase Price of the Aura Castle Hills Property, related closing costs, and certain expenses, fees and pre-development costs.

The Aura Castle Hills Project will consist of 316 residential “Class A” garden-style units. The estimated development and construction costs for the Aura Castle Hills Project, inclusive of the land, is approximately $34.91 million. We will be required to fund the balance of our total $5.66 million capital commitment to the Aura Castle Hills Joint Venture, during the initial development period, from which certain initial development costs will be funded. The Hunt JV Partner agreed to fund its 36% interest in the Aura Castle Hills Joint Venture, in the aggregate amount of approximately $3.77 million, and the Trinsic JV Partner agreed to fund its 10% interest, in the aggregate amount of approximately $1.05 million, during the initial development period, from which initial development costs will be also be funded. The balance of the development and construction costs of the Aura Castle Hills Project will be funded by draws on a $24.44 million construction loan from JPMorgan Chase Bank, N.A.

Trinsic will serve as the developer for the Aura Castle Hills Project, and shall be entitled to a fee equal to approximately $1.02 million for such services. In addition, Trinsic Residential Builders, LLC, an affiliate of Trinsic, will serve as the general contractor for the Aura Castle Hills Project (the “General Contractor”). The General Contractor will be entitled to a fee equal to approximately $1.23 million for its services.

Commencement of construction on the Aura Castle Hills Project is planned for December 2012, with completion targeted for June 2014. After construction is completed, it is contemplated that Aura Castle Hills will be managed by a national property management firm that specializes in the on-site management of multifamily properties.

Trinsic is a privately-held real estate company based in Dallas, Texas, which was recently capitalized by Akard Street Partners, an investment partnership operated by Hunt Realty. Trinsic will develop institutional quality Class-A multifamily assets in infill and suburban locations, initially focusing on major Texas markets, with plans underway to expand to other strategic regions in which Trinsic partners hold expertise. Hunt Realty, based in Dallas, Texas, serves as the centralized real estate investment management resource for Hunt Consolidated, Inc., which is part of the Hunt family of companies directed by Ray L. Hunt. Hunt Realty has been active in all facets of the real estate investment business for over 30 years. We are not affiliated with Trinsic or Hunt Realty, and this is our first joint venture project with them.

In connection with our investment in the Aura Castle Hills Property, we paid our advisor an Investment Services Fee of $325,000, which is equal to 1.85% of our pro rata share of the purchase price of the Aura Castle Hills Property, and budgeted development and construction costs relating to the Aura Castle Hills Project. Upon completion of the Aura Castle Hills Project, the advisor will determine the actual amounts paid, and to the extent the actual amounts vary from the budgeted amounts, on which the Investment Services Fee was initially based, the advisor will reimburse or invoice us, as applicable, for 1.85% of the budget variance, such that the Investment Services Fee paid to the advisor is ultimately 1.85% of the amounts expended on such development and construction.

Certain Investment Considerations.   We believe that the acquisition and development of the Aura Castle Hills Property is consistent with our growth strategy based on the factors discussed in the sticker supplement dated October 5, 2012, under “- Investment Focus on Multifamily Development,” and various other considerations, including the following factors. The Dallas/Fort Worth MSA totals approximately 6.6 million residents; and over the past decade it was among the fastest growing MSAs in the nation, with over 20% average annual growth. The Dallas/Fort Worth Metroplex has been one of the strongest job generators in the nation, producing more than 50,000 new jobs during the past year across a variety of different sectors. Dallas is also known as a top destination for young professionals, a critical segment of the population that has high propensity to rent. Recently, Dallas has ranked among the “(#6) Best Cities for Young Professionals” and “(#4) Top Cities for Recent College Graduates” by Forbes and BusinessWeek, respectively. The property has excellent access and visibility from SH-121, a major east/west thoroughfare of Dallas/Fort Worth, providing future residents with easy access to many of the area’s employment centers and a variety of retail amenities.

Our Joint Venture Agreements

The following supersedes and replaces the information under “OUR INVESTMENTS – Our Joint Venture Agreements – Crescent Resources” on page 17 of the October 5, 2012 sticker supplement.

Crescent Resources.   Currently, our joint venture agreements for the Circle Crosstown Joint Venture and the Circle Alexander Joint Venture are with affiliates of Crescent Resources. We own a 60% interest in each of the Circle Crosstown Joint Venture and the Circle Alexander Joint Venture for capital commitments of approximately $6.2 million and $5.2 million, respectively. Our joint venture partner in each joint venture (each, a “Crescent JV Partner”) owns the remaining 40% interests in exchange for its capital commitments of approximately $4.2 million in the Circle Crosstown Joint Venture and $3.46 million in the Circle Alexander Joint Venture, representing a portion of the development and construction management fees for the respective projects.

Generally, operating cash flow will be distributed to us and the Crescent JV Partners on a pro rata basis in accordance with our respective percentage interests. In a capital event, such as a sale of the property, net proceeds will be distributed pro rata until invested capital is returned and a minimum return on capital is achieved, and thereafter Crescent Resources will receive a disproportionate higher share of any sale proceeds at varying levels based on our having received certain minimum threshold returns.

Our Operating Partnership is the managing member of the Circle Crosstown Joint Venture and the Circle Alexander Joint Venture. The Operating Partnership, as managing member, has delegated authority to manage certain of the day-to-day operations of the Crosstown Project and the Circle Alexander Project to Crescent Resources, subject to the Operating Partnership’s approval of all major decisions and certain rights to remove and replace Crescent Resources as manager of day-to-day operations.

In addition to customary buy-sell provisions, at any time after completion of the Crosstown Project and the Circle Alexander Project, either member of the joint ventures may make an all cash offer to purchase the other member’s entire interest in the joint ventures; and the receiving member has the option to either sell all of its interest to the offering member, or to buy all of the interest of the offering member at the offering price.

The following information supplements and updates the information under, and should be read together with, the subsection “OUR INVESTMENTS – Our Joint Venture Agreements” beginning on page 16 of the October 5, 2012 sticker supplement.

Trinsic and Hunt Realty.    We own a 54% interest in the Aura Castle Hills Joint Venture for a capital commitment of approximately $5.66 million. Our joint venture partners, the Hunt Realty JV Partner and the Trinsic JV Partner own the remaining 36% and 10 % interests in the Aura Castle Hills Joint Venture in exchange for its capital commitments of approximately $3.77 million and $1.05 million respectively, representing a portion of the development and construction management fees for the Aura Castle Hills Project.

We, through our affiliate, are the managing member of the Aura Castle Hills Joint Venture, but have delegated authority to manage certain of the day-to-day operations to the Trinsic JV Partner, subject to our approval of major decisions, and certain rights to remove and replace the Trinsic JV Partner. Generally, under the terms of joint venture agreement, operating cash flow will be distributed to us, the Hunt JV Partner and the Trinsic JV Partner on a pro rata basis. Upon the occurrence of a capital event, such as a sale of substantially all of the assets of the Aura Castle Hills Joint Venture, the proceeds of the capital event will be distributed to us, the Hunt JV Partner and the Trinsic JV Partner

pro rata until our invested capital is returned and a minimum return on capital is achieved, and thereafter, the Trinsic JV Partner will receive a disproportionate higher share of any remaining sales proceeds, based on our having received certain minimum threshold returns.

In addition to customary buy-sell provisions, at any time 24 months after completion of the development project, described below, we can make an all cash offer (i) to purchase the entire interests of the Trinsic JV Partner and the Hunt JV Partner in the Aura Castle Hills Joint Venture, or (ii) to sell our entire interest in the Aura Castle Hills Joint Venture to the Trinsic JV Partner. The Trinsic JV Partner has a similar right to make an all cash offer to either purchase all of our interest in the Aura Castle Hills Joint Venture, or to sell to us all of its and the Hunt JV Partner’s interests in the Aura Castle Hills Joint Venture. In the event of any such proposal, by us or the Trinsic JV Partner, the responding party shall be obligated to either (x) accept the proposal, or (y) to elect to purchase the interests of proposing party, at a purchase price to be determined in accordance with the formula set forth in the joint venture agreement.

Other Potential Investment Opportunities

This section updates and replaces the corresponding section at page 17 of the sticker supplement dated October 5, 2012.

In addition to our acquisitions described above, as of the date of this sticker supplement, our advisor and its sub-advisors have identified a pipeline of multifamily development opportunities with an aggregate development budget in excess of $400 million. The following are properties we are currently actively pursuing the acquisition thereof from such pipeline and we believe are representative of the types of properties we may acquire.

Property Location	Type	Number of Units Upon Completion	Expected Development Budget (in millions) (1)	Expected Equity Investment by Company (in millions)	Expected Mortgage Financing on Project (in millions) (2)

Other Potential Investment Opportunities:

Development Property Katy, TX (3)	Class A Multifamily	291 units	$31.8	$8.6	$21.5

Development Property Orlando, FL (3)	Class A Multifamily	276 units	$30.6	$5.5	$21.4

Development Property Chapel Hill, NC (3)	Class A Multifamily	154 units	$20.9	$3.8	$15.1

Development Property Nashville, TN (3)	Class A Multifamily	250 units	$37.0	$6.6	$25.9

Development Property Austin, TX (3)	Class A Multifamily	343 units	$40.9	$11.1	$36.9

Development Property Atlanta, GA (3)	Class A Multifamily	353 units	$32.6	$7.3	$24.5

(1)

For the development properties, the estimated total development budget includes the cost of the land, construction costs, development fees, financing costs, start up costs and initial operating deficits of the respective property. The amounts presented do not include Investment Services Fees that would be payable to our advisor in connection with the acquisition of the property.

(2)

Approximately 65% - 70% of the expected development budget is expected to be financed with mortgage construction financing at market rates and terms. As of the date of this sticker supplement, we have not obtained a commitment from a lender for all of such financings. There is no guarantee financing will be obtained or, if obtained, on what terms.

(3)

These properties are expected to be owned through a joint venture in which we own an interest in excess of 50% with terms similar to the terms as described under “OUR INVESTMENTS – Our Joint Venture Agreements,” above and in the sticker supplement dated October 5, 2012.

As of the date of this sticker supplement, we have not yet entered into a binding contract to acquire the properties identified as potential investment opportunities above. In addition, our advisor is in the process of performing its evaluation and may not have completed its due diligence review of the property, the acquisition may not have been approved by our investment committee or our board of directors, and a financing commitment may not have been obtained from a lender. The acquisition of such properties is further contingent upon the receipt of adequate equity proceeds, and on obtaining third party financing, which may not be available on reasonable terms or at all. Therefore, there is no guarantee that we will continue to pursue these potential investments or that, if pursued, the transactions will ultimately be completed or, if completed, on the terms described in this sticker supplement.

We will supplement our prospectus to provide descriptions of any additional material properties and other material real estate investments that we acquire or become probable of acquisition during the course of this offering. For a discussion of our real properties and leases, and other properties identified as potential investment opportunities, see “OUR INVESTMENTS.”

MANAGEMENT

Directors and Executive Officers

The following supersedes and replaces the table of directors and executive officers on page 97 of the prospectus, under the section “MANAGEMENT – Directors and Executive Officers.”

Name	Age*	Position(s)

James M. Seneff, Jr.	66	Chairman of the Board and Director
Andrew Wood	62	Director
John David (“JD”) Alexander	53	Independent Director
Stephen P. Elker	61	Independent Director
Mary Lou Fiala	61	Independent Director
Andrew A. Hyltin	53	Chief Executive Officer and President
Steven D. Shackelford	49	Chief Financial Officer
Ixchell C. Duarte	45	Senior Vice President and Chief Accounting Officer
Holly J. Greer	41	Senior Vice President, General Counsel and Secretary
Scott C. Hall	48	Senior Vice President of Operations
John F. Starr	37	Chief Portfolio Management Officer

*As of December 14, 2012

The following biographies are added to the section “MANAGEMENT – Directors and Executive Officers,” beginning on page 97 of the prospectus. In addition, the biography of Mr. Robert A. Bourne is removed from this section.

Scott C. Hall.    Senior Vice President of Operations. Mr. Hall also serves as senior vice president of operations of Global Income Trust, Inc. effective December 11, 2012. Mr. Hall is the president and owner of a private consulting firm based in Orlando, Florida that serves various real estate investment and development projects. Prior to his appointment as senior vice president of operations, he served from May 2011 to December 2012 as a consultant to CNL Global Growth Advisors, LLC, our advisor, and to the advisors of other CNL affiliates, including GIT, CNL Lifestyle Properties, Inc., CNL Healthcare Trust, Inc., each a public, non-traded REITs, and Corporate Capital Trust, Inc., a public, non-traded business development company. From September 2005 to February 2010, Mr. Hall was senior vice president and led the Florida office of The Pizzuti Companies, a nationally recognized real estate investor and developer based in Columbus, Ohio. He also held various positions with a number of CNL affiliates from May 2002 to September 2005. Previously, from 1995 to 2001, Mr. Hall was an associate at Lake Nona, a 7,000-acre mixed-use real estate development in Orlando, Florida, owned by Tavistock Group, an international private investment company. Mr. Hall earned a B.A. in English from Ohio Wesleyan University, and an M.B.A. with honors from Rollins College.

John F. Starr.  Chief Portfolio Management Officer. Mr. Starr also serves as chief portfolio management officer of Global Income Trust, Inc. effective December 11, 2012. Since 2002, Mr. Starr has held various positions with multiple CNL affiliates. From October 2011 until his appointment as our chief portfolio management officer, Mr. Starr served as senior vice president of portfolio management at CNL Financial Group Investment Management, LLC responsible for developing and implementing strategies to maximize the financial performance of CNL’s real estate portfolios. He also served at CNL Private Equity Corp (“CPE”), as its senior vice president from December 2010 until his appointment as our chief portfolio management officer. Between June 2009 and December 2010, he served as CPE’s senior vice president of asset management, responsible for the oversight and day-to-day management of all real estate assets from origination to disposition. At CNL Management Corp. (“CMC”), Mr. Starr served as its senior vice from January 2011 to May 2012, and previously, as CMC’s senior vice president of asset management, from January

2011 to May 2011. Between January 2004 and February 2005, Mr. Starr served as vice president of real estate portfolio management at Trustreet, and from February 2005 to February 2007, he served as Trustreet’s vice president of special servicing, and as president of a Trustreet affiliate, where he was responsible for the resolution and value optimization of distressed leases and loans. From February 2007 to May 2007, in the year following the sale of Trustreet to GE Capital, he served as GE Capital’s vice president of special servicing, before rejoining CNL affiliates in June 2007. Between May 2002 and January 2004, Mr. Starr was assistant vice president of special servicing at CNL Restaurant Properties, Inc. Prior to joining CNL’s affiliates, Mr. Starr served in various positions in the credit products management group at Wachovia Bank, Orlando, Florida, from December 1997 to May 2002. Mr. Starr received a B.S. in Business and an M.B.A. from the University of Florida in 1997 and 2007, respectively.

THE ADVISOR AND THE ADVISORY AGREEMENT

Our Advisor

The following table supersedes and replaces in full the table under the section “THE ADVISOR AND THE ADVISORY AGREEMENT – Our Advisor” on page 103 of the prospectus.

The executive officers and managers of our advisor and their respective backgrounds are as follows:

Name	Age*	Position(s)

Robert A. Bourne	65	Manager and Chief Executive Officer
Andrew A. Hyltin	53	Manager and President
James M. Seneff, Jr.	66	Manager
Steven D. Shackelford	49	Chief Financial Officer, Executive Vice President
Holly J. Greer	41	Senior Vice President and Secretary

*As of December 14, 2012

The backgrounds of Messrs. Hyltin, Seneff and Shackelford and Ms. Greer listed above are described under “MANAGEMENT — Directors and Executive Officers” beginning on page 97 of the prospectus.

An updated biography for Mr. Bourne is added to the section “THE ADVISOR AND THE ADVISORY AGREEMENT – Our Advisor” on page 103 of the prospectus.

Robert A. Bourne.    Mr. Bourne has served as chief executive officer and a manager of our advisor since its inception in December 2008. Mr. Bourne previously served as our chief executive officer from inception in December 2008 until December 10, 2012. Mr. Bourne also has served as chief executive officer and a manager of CNL Global Income Advisors, LLC, the advisor to Global Income Trust, Inc., a public, non-traded REIT, since its inception in December 2008, and previously served as chief executive officer of Global Income Trust, Inc. from its inception in March 2009 until December 10, 2012. He has served as an executive officer of CNL Financial Group, LLC, our sponsor, since November 2008, and as an executive officer of CNL Financial Group, Inc. since 1984. Mr. Bourne also serves or has served as a director and/or an executive officer for the following CNL Holdings’ affiliates: CNL Healthcare Trust, Inc., a public, non-traded company that intends to operate as a REIT and its advisor, CNL Healthcare Cop. (June 2010 to present); CNL Lifestyle Properties, Inc., a public, non-traded REIT (2003 to present), the managing member of its former advisor, CNL Lifestyle Company, LLC (2003 to December 2010) and its current advisor CNL Lifestyle Advisor Corporation (December 2010 to present); CNL Hotels & Resorts, Inc. (1996 to April 2007) and its advisor, CNL Hospitality Corp. (1997 to June 2006); CNL Retirement Properties, Inc. and its advisor, CNL Retirement Corp. (1997 to October 2006); CNL Restaurant Properties, Inc. (1994 to 2005); National Retail Properties, Inc. (1996 to 2005); CNL Securities Corp. (1979 to present); and CNL Capital Markets Corp. (2000 to present). Mr. Bourne has also served as a director of Trustreet Properties, Inc. (2005 to February 2007); CNL Securities Corp. (1981 to present); CNLBancshares, Inc. (1999 to present); and CNL Lifestyle Properties, Inc. (2003 to present). Mr. Bourne has served as a director of CNL Fund Advisors Company since its inception in 1992. CNL Fund Advisors Company is an affiliate of CNL and is the registered investment advisor to Corporate Capital Trust, Inc. Mr. Bourne was a certified public accountant employed by Coopers & Lybrand, Certified Public Accountants, from 1971 through 1978, and attained the position of tax manager in 1975. Mr. Bourne graduated with honors from Florida State University with a degree in Accounting.

Caution Concerning Forward-Looking Statements

The information above contains “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Some factors that might cause such a difference include, but are not limited to, the following: risks associated with our investment strategy; a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with real estate markets, including declining real estate values; risks associated with the limited amount of proceeds raised in our offering and as a result, the limited number of investments made; our failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance our business activities, including refinancing and interest rate risk and our failure to comply with debt covenants; our ability to identify and close on suitable investments; failure to successfully manage growth or integrate acquired properties and operations; risks related to development projects or acquired property value-add conversions, including construction delays and cost overruns; inability to obtain necessary permits and/or public opposition to these activities; our ability to make necessary improvements to properties on a timely or cost-efficient basis; competition for properties and/or tenants; defaults or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting our properties; the impact of changes in accounting rules; the impact of regulations requiring periodic valuation of the Company on a per share basis; material adverse actions or omissions by any joint venture partners; consequences of our net operating losses; increases in operating costs and other expenses; uninsured losses or losses in excess of our insurance coverage; the impact of outstanding and/or potential litigation; unknown liabilities of acquired properties or liabilities caused by property managers or operators; inaccuracies of our accounting estimates; risks associated with our tax structuring; failure to maintain our REIT qualification; and our ability to protect our intellectual property and the value of our brand. Given these uncertainties, we caution you not to place undue reliance on such statements. For further information regarding risks and uncertainties associated with our business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our documents filed from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, our annual report on Form 10-K and quarterly reports on Form 10-Q, and our registration statement on Form S-11 and the sticker supplements and amendments thereto, copies of which may be obtained from our Web site at http://www.growthtrust.com.

We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.